09055612

SEC Mail Processing Section
FEB 25 2009
Washington, DC 105

K9 2/27

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65276

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Texas Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4024 Nazarene Drive, Ste. B
(No. and Street)

Carrollton	TX	75010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shawn M. Grisham — 972/492-0058
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartman Leito & Bolt, LLP
(Name – *if individual, state last, first, middle name*)

6050 Southwest Blvd., Ste 300	Fort Worth	TX	76109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shawn M. Grisham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Texas Securities, INc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF TEXAS
Laura Jane Smith
My Commission Expires
11/17/2012

Signature

President

Title

Laura Jane Smith

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEXAS SECURITIES INC.

Financial Statements and Supplemental Material

For the Year Ended December 31, 2008

(With Independent Auditors' Report)

TEXAS SECURITIES INC.

TABLE OF CONTENTS

H&B

Hartman Leito & Bolt, LLP
Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Texas Securities Inc.:

We have audited the accompanying statement of financial condition of Texas Securities Inc. (a Texas Corporation) (the "Company") as of December 31, 2008 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hartman Leito + Bolt, LLP

February 7, 2009
Fort Worth, Texas

Fort Worth 6050 Southwest Blvd. | Suite 300 | Fort Worth, Texas 76109 | phone 817.738.2400 fax 817.738.1995
Irving 105 Decker Court | Suite 950 | Irving, Texas 75062 | phone 972.579.0822 fax 972.579.0826
www.hlbllp.com

TEXAS SECURITIES INC.
Statement of Financial Condition
December 31, 2008

ASSETS:	
Current assets:	
Cash	$ 190,839
Trade accounts receivable	77,550
Prepaid expenses	13,669
Other current assets	106,820
Total current assets	388,878
Equipment:	
Office equipment	48,726
Furniture and fixtures	131,907
	180,633
Less accumulated depreciation	144,707
Total equipment	35,926
Total assets	$ 424,804
LIABILITIES AND STOCKHOLDERS' EQUITY:	
Current liabilities:	
Accounts payable	$ 7,555
Accrued liabilities	167,186
Total current liabilities	174,741
Commitments and contingencies	-
Stockholders' equity:	
Common Stock, .01 par value; 100,000 shares authorized, 100,000 shares issued and outstanding	1,000
Additional paid-in capital	1,378,230
Retained deficit	(1,129,167)
Total stockholders' equity	250,063
Total liabilities and stockholders' equity	$ 424,804

See accompanying notes and independent auditors' report.

TEXAS SECURITIES INC.
Statement of Operations
For the Year Ended December 31, 2008

REVENUES:	
Commission income	$ 6,901,603
Sales agency fee	360,000
Other income	34,996
Total revenues	7,296,599
EXPENSES:	
Selling, general and administrative expenses	7,272,306
Net income before state income tax expense	24,293
State income tax expense	18,969
Net income	$ 5,324

See accompanying notes and independent auditors' report.

TEXAS SECURITIES INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total
Balances at January 1, 2008	$ 1,000	$ 1,328,230	$(1,134,491)	$ 194,739
Contributed capital	-	50,000	-	50,000
Net income	-	-	5,324	5,324
Balances at December 31, 2008	$ 1,000	$ 1,378,230	$(1,129,167)	$ 250,063

See accompanying notes and independent auditors' report.

TEXAS SECURITIES INC.
Statement of Cash Flows
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 5,324
Adjustments to reconcile net income to net cash used in operations:	
Depreciation	29,363
Changes in operating assets and liabilities:	
Increase in trade accounts receivable	(55,564)
Decrease in prepaid expenses	2,352
Increase in other assets	(32,410)
Decrease in accounts payable	(15,548)
Decrease in accrued liabilities	(73,763)
Net cash used in operating activities	(140,246)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of office equipment	(5,352)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributed capital	50,000
Net decrease in cash	(95,598)
Cash at beginning of year	286,437
Cash at end of year	$ 190,839

See accompanying notes and independent auditors' report.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Nature of Business

On February 13, 2002, Texas Securities Inc., (the "Company") became a Texas Corporation. The Company is registered with the Securities and Exchange Commission (SEC) and various state regulatory jurisdictions as a broker-dealer and is a member of The Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation (SIPC), which insures customers' deposits up to $500,000 including $100,000 in cash.

The Company is in the business of selling interests in joint ventures organized for drilling of oil and gas wells in Texas. Crown Exploration, Ltd. ("Crown") serves as the managing venturer of these joint ventures. The stockholder of the Company exercises majority control over Crown's affairs.

During 2008, the Company served as the managing broker-dealer for a royalty interest offering from Crown Opportunity Partners, LLC ("Opportunity Partners"), a wholly owned subsidiary of Crown. As of December 31, 2008, the Company had ceased to serve as the managing broker-dealer due to the royalty interest offering being fully funded. The Company did sign Soliciting Dealer Agreements for two royalty offerings from Opportunity Partners during 2008.

The Company cannot take possession of customer funds. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

(b) Accounts Receivable

Accounts receivable is recorded net of an allowance for expected losses. The allowance is estimated from historical performance and projections of trends. The allowance was zero at December 31, 2008.

(c) Equipment

Depreciation is provided by the straight-line method over the estimated useful lives of the assets, generally five years. The Company capitalizes all assets with a cost greater than $500 and estimated useful life greater than one year.

(d) Income Taxes

The Company is organized as an S corporation. Therefore, no provision has been made for income taxes since these taxes are the responsibility of the individual stockholders. The Company is subject to income tax under the Texas State Margin Tax.

(e) Statement of Cash Flows

The Company has defined as cash equivalents highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

 (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Management's Estimates and Assumptions

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from these estimates.

(g) Concentrations of Credit Risk

The Company sells interests in joint ventures and royalties, which results in accounts receivable arising from commissions earned. The Company does business with many individual investors and thus believes that its receivable credit risk exposure is limited.

(h) Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company periodically reviews the carrying value of its long-lived assets, including equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized to the extent fair value of a long-lived asset is less than the carrying amount. Fair value is determined based upon the estimated future cash inflows attributable to the asset less estimated future cash outflows. No such losses were recognized during the year.

(i) Recent Accounting Pronouncements

In 2006, the FASB issued FASB Interpretation No. FIN 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FASB Staff Position No. FIN 48-3 defers the effective date of Interpretation 48 for nonpublic enterprises for fiscal years beginning after December 15, 2008. The Company's management is evaluating the impact of FIN 48 to its financial statements, but does not anticipate any material effect.

(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Recent Accounting Pronouncements (Continued)

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157 "Fair Value Measurements". This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This statement is effective for consolidated financial statements issued for fiscal years beginning after November 15, 2007. Early application is encouraged, but the Company has decided not to adopt early application of this statement for the year ended December 31, 2007. FASB Staff Position No. 157-2 was issued in February 2008 delaying the effective date of the SFAS No. 157 for nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. The implementation of this guidance is not expected to have any impact on the company's financial statements.

2. RELATED PARTY TRANSACTIONS

Pursuant to a certain sales agency agreement with Crown, the Company shall receive up to 15% of all funds raised from individual investors as defined by the management agreement. For the year ended December 31, 2008, the Company received commission income of $6,595,685 related to this agreement. As of December 31, 2008, the Company was owed $77,550 from Crown for commission income. In addition, the Company received $360,000 during 2008 for sales agency fees from Crown in consideration of the Company acting as Crown's exclusive broker-dealer.

The Company owes Crown $84,654 at December 31, 2008 for an overpayment of commissions on a certain joint venture during 2008, which is included in accrued liabilities as of December 31, 2008.

Pursuant to a certain dealer management agreement with Opportunity Partners, the Company shall receive 8% of funds raised from individual investors as defined by the management agreement. The Company then pays out the commissions received to the soliciting dealers as commission expense.

For the year ended December 31, 2008, the Company received commission income of $277,918 and paid commission expense to soliciting dealers of the same amount related to this agreement.

Pursuant to certain soliciting dealer agreements with Opportunity Partners, the Company shall receive 8% of funds raised as defined by the agreement.

2. RELATED PARTY TRANSACTIONS (Continued)

For the year ended December 31, 2008, the Company received commission income of $28,000 related to this agreement.

The Company also paid Crown $24,000 for accounting and administrative assistance fees and another related party $100,898 for office space.

3. RETIREMENT

The Company has a retirement plan which qualifies under Section 401(k) of the Internal Revenue Code. Subject to certain limitations, employees who are at least 18 years old and have completed one hour of service are eligible to participate in the plan and may contribute a maximum of 50% of compensation and a minimum of 3% of compensation. The Company may make annual discretionary contributions to the plan. The Company did not contribution to the plan during 2008.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had regulatory net capital, as defined under SEC Rule 15c3-1, of $83,540, which was $71,891 in excess of its required regulatory net capital of $11,649. The Company's ratio of aggregate indebtedness to regulatory net capital was 209%.

5. LEASE OBLIGATIONS

The Company leases office space from a related party (see Note 2). Rental expense for office space totaled $100,898 for the year. The lease requires monthly payments of $6,980 through April 2010. Future minimum payments under this non-cancelable lease are as follows:

2009	$ 83,760
2010	27,920
	$ 111,680

(Concluded)

SUPPLEMENTAL MATERIAL

TEXAS SECURITIES INC.
Information Relating to the Possession
Or Control Requirements Under SEC Rule 15c3-3
Of the Securities and Exchange Commission
For the Year Ended December 31, 2008

COMPUTATION OF NET CAPITAL:

Total Stockholders' equity	$ 250,063
Less: Non-allowable assets	166,424
Less: Haircuts on securities	99
Net capital	83,540
Net capital requirement	11,649
Excess net capital	$ 71,891

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by Texas Securities Inc. and included in the Company's unaudited Part IIA Report Filing as of December 31, 2008.

TEXAS SECURITIES, INC.
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Year Ended December 31, 2008

Claims at January 1, 2008	$ -
Additions	-
Reductions	-
Claims at December 31, 2008	$ -

TEXAS SECURITIES INC.
Information Relating to the Possession
Or Control Requirements Under SEC Rule 15c3-3
Of the Securities and Exchange Commission
For the Year Ended December 31, 2008

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section k(2)(i) of the Rule.

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 17a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) of the SEC were both omitted as the Company, can not take possession of customer funds.

The Company was in compliance with the conditions of the exemptive provisions of SEC Rule 15c3-3 at December 31, 2008.

HLB

Hartman Leito & Bolt, LLP
Accountants and Consultants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3 For the Year Ended December 31, 2008

Board of Directors
Texas Securities Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Texas Securities Inc. (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Fort Worth 6050 Southwest Blvd. | Suite 300 | Fort Worth, Texas 76109 | phone 817.738.2400 fax 817.738.1995
Irving 105 Decker Court | Suite 950 | Irving, Texas 75062 | phone 972.579.0822 fax 972.579.0826
www.hlbllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hartman Leito + Bolt, LLP

February 7, 2009
Fort Worth, Texas

END